Exhibit 99.1

NEW PACIFIC METALS CORP. (“the Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of the Company held on December 2, 2022.

Item Voted Upon	Voting Results
Fixing the number of directors of the Company at six	Resolution passed by requisite majority by show of hands. Details of the voting were as follows:
	Total shares voted in favour:	111,042,692 (99.92%)
	Total shares voted against:	85,878 (0.08%)
Election of Directors	All nominees proposed by management were elected to serve as directors until the Company’s next annual general meeting by requisite majority by show of hands. Details of the voting were as follows:
		Votes For		Withheld
	Director	Number	Percentage	Number	Percentage
	Dr. Rui Feng	110,389,909	99.34%	738,661	0.66%
	Terry Salman	110,433,659	99.37%	694,911	0.63%
	Martin Wafforn	111,005,804	99.89%	122,766	0.11%
	Maria Tang	110,857,115	99.76%	271,455	0.24%
	Dickson Hall	110,998,859	99.88%	129,711	0.12%
	Dr. Peter Megaw	110,980,857	99.87%	147,713	0.13%
Appointment of Deloitte LLP as auditors of the Company and authorizing directors to fix their remuneration	Resolution passed by requisite majority by show of hands. Details of the voting were as follows:
	Total shares voted in favour:	120,978,331 (99.69%)
	Total shares withheld:	370,808 (0.31%)

DATED December 2, 2022	NEW PACIFIC METALS CORP.

By:
“Jalen Yuan”
Jalen Yuan
Chief Financial Officer